UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Synthorx, Inc.

(Name of Subject Company)

Synthorx, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

87167A103

(CUSIP Number of Class of Securities)

Laura Shawver, Ph.D.

President, Chief Executive Officer and Director

Synthorx, Inc.

11099 N. Torrey Pines Road, Suite 190

La Jolla, California 92037

(858) 750-4789

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Rama Padmanabhan, Esq.

Kenneth J. Rollins, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information.

(a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Synthorx, Inc., a Delaware corporation. The address of the principal executive offices of Synthorx is 11099 N. Torrey Pines Road, Suite 190, La Jolla, California 92037, and our telephone number is (858) 750-4789. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “Synthorx” refer to Synthorx, Inc.

(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock of Synthorx, $0.001 par value per share (collectively, the “Shares”). As of December 20, 2019, there were (i) 32,442,647 Shares issued and outstanding, (ii) 4,627,479 Shares subject to issuance pursuant to outstanding options to acquire Shares (the “Stock Options”) and (iii) 239,471 Shares subject to issuance in settlement of outstanding restricted stock unit awards (the “RSUs”).

Item 2. Identity and Background of Filing Person.

(a) Name and Address. The name, address and telephone number of Synthorx, which is the person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information—Name and Address” above. Our website is www.synthorx.com. The website and the information on or available through the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

(b) Tender Offer.

This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on December 23, 2019 (together with any amendments and supplements thereto, the “Schedule TO”) by (i) Sanofi, a French société anonyme (“Sanofi”), and (ii) Thunder Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Sanofi (“Purchaser”). The Schedule TO relates to the tender offer to acquire all of the outstanding Shares for $68.00 per Share (the “Offer Price”), to be paid to the seller in cash, without interest thereon and net of any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2019 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”).

The Offer to Purchase and the Letter of Transmittal are being mailed to our stockholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 7, 2019 (as it may be amended, modified or supplemented from time to time, the “Merger Agreement”), among Sanofi, Purchaser, and Synthorx. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, subject to the terms and conditions of the Merger Agreement, and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable law, Purchaser will merge with and into Synthorx (the “Merger”), the separate existence of Purchaser will cease and Synthorx will continue as the surviving corporation and a wholly owned subsidiary of Sanofi (the “Surviving Corporation”). The Merger will be governed by Section 251(h) of the DGCL and effected without a vote of Synthorx stockholders. In the Merger, each Share outstanding at the effective time of the Merger (the “Effective Time”) (other than Shares (i) owned by Synthorx (or held in Synthorx’s treasury), (ii) owned by Purchaser, Sanofi, or any other direct or indirect wholly owned subsidiary of Sanofi immediately prior to the Effective Time, (iii) tendered and irrevocably accepted for purchase in the Offer or (iv) held by any stockholder who is entitled to demand and has properly exercised and perfected a demand for appraisal of such Shares pursuant to, and who has complied in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost such stockholder’s rights to such appraisal and payment under the DGCL with respect to such Shares) will be automatically converted into the right to receive the Offer Price, in cash, without interest thereon (the “Merger Consideration”) and net of any applicable withholding taxes. Upon the Effective Time, Synthorx will cease to be a publicly traded company and will become indirectly wholly owned by Sanofi. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.” The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement also provides that, at the Effective Time, each Stock Option that is then outstanding as of immediately prior to the Effective Time will accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, by virtue of the Merger, each Stock Option that is then outstanding and unexercised as of immediately prior to the Effective Time, will be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the total number of Shares subject to such Stock Option immediately prior to the Effective Time multiplied by (ii) the excess of (A) the Merger Consideration over (B) the exercise price payable per Share under such Stock Option, less applicable withholding taxes.

The Merger Agreement also provides that, at the Effective Time, each RSU that is then outstanding as of immediately prior to the Effective Time, whether vested or unvested, will be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the total number of Shares issuable in settlement of such RSU immediately prior to the Effective Time multiplied by (ii) the Merger Consideration for each Share issuable in settlement of such RSU immediately prior to the Effective Time.

The initial expiration date of the Offer is one minute after 11:59 p.m., Eastern Time, on January 22, 2020, subject to extension in certain circumstances as permitted by the Merger Agreement (the “Expiration Time”).

The Merger Agreement also provides, among other things, that subject to the satisfaction or waiver of all the conditions of the Offer and the Merger Agreement, promptly after the Expiration Time, Purchaser will accept for payment all Shares validly tendered pursuant to the Offer and not validly withdrawn prior to the Expiration Time (the time of such acceptance, the “Offer Acceptance Time”). Pursuant to the Merger Agreement, the consummation of the Merger will take place on the same date as the Offer Acceptance Time except if certain conditions with respect to legal restraints have not be satisfied or waived by such date, in which case on no later than the first business day on which such conditions are satisfied or waived.

A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

According to the Offer to Purchase, the principal office of Sanofi is located at 54, rue La Boétie, 5008 Paris, France and the telephone number of Sanofi is +33 1 53 77 40 00 and the principal office of Purchaser is located at 50 Binney Street Cambridge, MA 02142 and the telephone number of Purchaser is +1 (617) 252-7500.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Definitive Proxy Statement of Synthorx on Schedule 14A filed with the SEC on April 24, 2019 and filed as Exhibit (e)(2) to this Schedule 14D-9, which is incorporated by reference herein (the “Proxy Statement”), to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) Synthorx or any of its affiliates, on the one hand and (ii)(x) any of its executive officers, directors or affiliates, or (y) Sanofi, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand. The Proxy Statement is being furnished to our stockholders pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Item 1005(d) of Regulation M-A.

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

(a) Arrangements between Synthorx and its Executive Officers, Directors and Affiliates.

In considering the recommendation of our board of directors (the “Board”) to tender Shares in the Offer, stockholders should be aware that our executive officers, members of our Board and affiliates may be deemed to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of our stockholders, generally. Our Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions. As described in more detail below, these interests include:

•	the accelerated vesting and cash settlement of outstanding Stock Options and RSUs in connection with the Merger;

•	the receipt of payments and benefits by certain executive officers under our change in control plan upon qualifying terminations of employment;

•

certain executive officers who may be impacted by the excise tax under Section 4999 of the Internal Revenue Code may be reimbursed for some portion or all of such excise tax, subject to certain limitations; and

•	the entitlement to indemnification benefits in favor of directors and officers of Synthorx.

For further information with respect to the arrangements between Synthorx and its executive officers, directors and affiliates described in this “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” as well as other arrangements between Synthorx and its executive officers, directors, and affiliates, please see the Proxy Statement, including the information under the headings “Security Ownership of Certain Beneficial Owners and Management,” “Transactions with Related Persons and Indemnification,” and “Executive and Director Compensation.”

Outstanding Shares Held by Directors and Executive Officers

If the executive officers and directors of Synthorx who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Synthorx. As of December 18, 2019, the executive officers and directors of Synthorx beneficially owned, in the aggregate, 16,632,348 Shares (which, for clarity, excludes shares of capital stock of Synthorx issuable upon the exercise of outstanding Stock Options or in settlement of outstanding RSUs).

The following table sets forth (i) the number of Shares beneficially owned as of December 18, 2019, by each of our executive officers and directors (which, for clarity, excludes shares of capital stock of Synthorx issuable upon the exercise of Stock Options or in settlement of outstanding RSUs) and (ii) the aggregate cash consideration that would be payable for such Shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Cash Value of Shares Beneficially Owned
Executive Officers
Laura Shawver, Ph.D., President, Chief Executive Officer, and Director	106,858	$7,266,344
Tighe Reardon, Acting Chief Financial Officer (1)	1,725,774	$117,352,632
Joseph Leveque, M.D., Chief Medical Officer (2)	263,910	$17,945,880
Marcos Milla, Ph.D., Chief Scientific Officer	—	—
Directors
Pratik Shah, Ph.D., Chairman of the Board (3)	62,412	$4,244,016
Vickie Capps, Director	—	—
Peter Kolchinsky, Ph.D., Director (4)	9,724,598	$661,272,664
Jay Lichter, Ph.D., Director (5)	6,430,882	$437,299,976
Andrew Powell, Director	—	—
Peter Thompson, M.D., Director	—	—

All of our current directors and executive officers as a group (10 persons) (6)	16,632,348	$1,130,999,664

(1)

Consists of (i) 43,688 shares of common stock acquired by Mr. Reardon upon the exercise of a stock option, 7,282 of which are subject to our right of repurchase as of December 18, 2019, and (ii) the shares held by Avalon X SPV described in Note (5) below.

(2)	Consists of 259,365 shares of common stock acquired by Dr. Leveque upon the exercise of stock options, 190,201 of which are subject to our right of repurchase as of December 18, 2019.
(3)	Consists of 62,412 shares of common stock acquired by Dr. Shah upon the exercise of a stock option, 44,209 of which are subject to our right of repurchase as of December 18, 2019.
(4)

Consists of (i) 7,968,645 shares of common stock held by RA Capital Healthcare Fund, L.P., or the Fund, and (ii) 1,755,953 shares of common stock held by Blackwell Partners LLC-Series A, or Blackwell. RA Capital Management LLC is the general partner of the Fund and the investment advisor to Blackwell. Peter Kolchinsky, Ph.D. is the Managing Member of RA Capital Management LLC. By virtue of such relationships, Dr. Kolchinsky has voting and investment power over the shares held by RA Capital and Blackwell. Dr. Kolchinsky disclaims beneficial ownership of the shares held by the Fund and Blackwell, except to the extent of his actual pecuniary interest therein if any.

(5)

Consists of (i) 4,748,796 shares of common stock held by Avalon Ventures X L.P. and (ii) 1,682,086 shares of common stock held by Avalon X SPV. Avalon Ventures X GP LLC, or Avalon X GP, and Avalon Ventures X SPV GP LLC, or Avalon X SPV GP, are general partners of Avalon Ventures and Avalon SPV, respectively, and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures and Avalon SPV, respectively, and as a result may be deemed to have beneficial ownership of such shares. Kevin Kinsella, Stephen Tomlin, Richard Levandov, and Dr. Lichter are managing members of Avalon X GP and share voting and investment power with respect to the shares held by Avalon Ventures. Each of such individuals disclaims beneficial ownership of all shares held by Avalon Ventures, except to the extent of each such individual’s actual pecuniary interest therein if any. Kevin Kinsella, Stephen Tomlin, Richard Levandov, Braden Bohrmann, Dr. Lichter and Tighe Reardon are managing members of Avalon X SPV GP and share voting and investment power with respect to the shares held by Avalon SPV. Each of such individuals disclaims beneficial ownership of all shares held by Avalon SPV, except to the extent of each such individual’s actual pecuniary interest therein if any.

(6)	Includes shares described in notes (1) through (5) above.

Treatment of Stock Options and RSUs

Each of the Stock Options that is outstanding as of immediately prior to the Effective Time shall accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, each Stock Option that is then outstanding and unexercised shall be cancelled and converted into the right to receive cash in an amount equal to the product of (i) the total number of Shares subject to the vested portion of such Stock Option immediately prior to the Effective Time (taking into account any acceleration of vesting), multiplied by (ii) the excess of (x) the Merger Consideration over (y) the exercise price payable per Share under such Stock Option, less applicable withholding taxes.

At the Effective Time, each RSU that is then outstanding as of immediately prior to the Effective Time, whether vested or unvested, will be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the total number of Shares issuable in settlement of such RSU immediately prior to the Effective Time (without regard to vesting) multiplied by (ii) the Merger Consideration for each Share issuable in settlement of such RSU immediately prior to the Effective Time, less any applicable withholding taxes.

The table below sets forth, for each of our executive officers and directors holding Stock Options with exercise prices below the Offer Price (“In-the-Money Options”) as of December 18, 2019, (i) the aggregate number of Shares subject to such In-the-Money Options; (ii) the value of cash amounts payable in respect of such In-the-Money Options on a pre-tax basis at the Effective Time, calculated by multiplying (A) the excess of the Merger Consideration over the respective per share exercise prices of the applicable Stock Options by (B) the number of Shares subject to such Stock Options.

Since October 24, 2019 (the period commencing 60 days prior to the filing of this Schedule 14D-9), (i) none of our executive officers or directors have exercised their Stock Options, and (ii) none of our executive officers or directors have sold Shares received upon the exercise of Stock Options. Our executive officers and directors may exercise their Stock Options prior to the Effective Time to the extent such Stock Options are vested in accordance with their terms.

	Vested In-the-Money Options			Unvested In-the-Money Options
Name	Number of Shares Underlying Vested In-the- Money Options	Weighted Average Exercise Price Per Share	Cash Spread Value of Vested In-the- Money Options	Number of Shares Underlying Unvested In-the- Money Options	Weighted Average Exercise Price Per Share	Cash Spread Value of Unvested In-the- Money Options	Total Option Cash Spread Value
Executive Officers
Laura Shawver, Ph.D., President, Chief Executive Officer, and Director	437,414	$4.71	$27,683,070	792,665	$5.15	$49,818,767	$77,501,837
Tighe Reardon, Acting Chief Financial Officer	25,602	$7.12	$1,558,543	23,121	$10.14	$1,337,746	$2,896,289
Joseph Leveque, M.D., Chief Medical Officer	39,000	$11.00	$2,223,000	78,000	$11.00	$4,446,000	$6,669,000
Marcos Milla, Ph.D., Chief Scientific Officer	245,806	$2.50	$16,099,398	294,237	$3.70	$18,918,707	$35,018,105
Directors
Pratik Shah, Ph.D., Chairman of the Board	5,111	$12.40	$284,172	5,112	$12.40	$284,227	$568,399
Vickie Capps, Director	33,672	$3.54	$2,170,441	44,075	$2.93	$2,868,158	$5,038,599
Peter Kolchinsky, Ph.D., Director	37,667	$11.28	$2,136,285	7,668	$12.40	$426,341	$2,562,626
Jay Lichter, Ph.D., Director	37,667	$11.28	$2,136,285	7,668	$12.40	$426,341	$2,562,626
Andrew Powell, Director	11,448	$13.55	$623,302	21,956	$13.77	$1,190,736	$1,814,038
Peter Thompson, M.D., Director	37,667	$11.28	$2,136,285	7,668	$12.40	$426,341	$2,562,626

All of our current directors and executive officers as a group (10 persons)	911,054	$5.38	$57,050,781	1,282,170	$5.49	$80,143,364	$137,194,145

On December 17, 2019, we approved the grant of equity awards to our employees, including Drs. Leveque and Milla and, on December 18, 2019, we approved a grant of an equity award to Dr. Shawver. Specifically, we granted RSUs to our employees, including Drs. Leveque, Milla and Shawver, as part of our annual review of executive compensation. These grants were approved or recommended by our independent compensation committee of the Board (the “Compensation Committee”) after carefully considering market data provided by our independent compensation consultant to provide the appropriate annual equity incentives for our executive officers. The Compensation Committee approved the grants, except that the grant to Dr. Shawver was approved by our Board upon the Compensation Committee’s recommendation.

The table below sets forth, for each of our executive officers and directors holding RSUs as of December 18, 2019, (i) the number of Shares underlying such RSUs and (ii) the total cash value of such RSUs.

Since October 24, 2019 (the period commencing 60 days prior to the filing of this Schedule 14D-9), no Shares underlying RSUs held by our executive officers have vested and, none of our executive officers have sold Shares received upon vesting of RSUs.

	Restricted Stock Units
Name	Number of Shares Underlying Restricted Stock Units	Total Cash Value of Restricted Stock Units
Executive Officers
Laura Shawver, Ph.D., President, Chief Executive Officer, and Director	45,000	$3,060,000
Joseph Leveque, M.D., Chief Medical Officer	20,000	$1,360,000
Marcos Milla, Ph.D., Chief Scientific Officer	18,000	$1,224,000

All of our current executive officers as a group (3 persons)	83,000	$5,644,000

Treatment of Purchase Rights Under the Employee Stock Purchase Plan

Our 2018 Employee Stock Purchase Plan (the “ESPP”), allows all of our regular full-time employees, including our executive officers, to purchase shares of our common stock at the lower of: (i) 85% of the fair market value on the first day of each Offering (as defined in the ESPP); or (ii) 85% of the fair market value on the applicable Purchase Date (as defined in the ESPP), with the objective of allowing employees to profit when the value of our common stock increases over time.

The ESPP’s next scheduled Purchase Date under each ongoing Offering is June 12, 2020. Under the terms of the Merger Agreement, (i) no new Offering will be authorized or commence on or after the date of the Merger Agreement, (ii) the last day and final Purchase Date of each ongoing Offering under the ESPP, shall be the last business day prior to the Effective Time, and (iii) the ESPP will terminate in its entirety as of the Effective Time, contingent upon the occurrence of the Effective Time.

Potential Payments and Benefits upon Termination or Change in Control

Regardless of the manner in which an executive officer’s service terminates, our executive officers are entitled to receive amounts earned during her or his term of service.

Equity Award Acceleration

Under the Merger Agreement, the vesting of all of the Company’s outstanding unvested Stock Options and RSUs will be accelerated in connection with the Merger, and any provisions in the agreements below related to the acceleration of the vesting of Stock Options and RSUs in connection with a change in control will be superseded by the provisions of the Merger Agreement.

Change in Control and Severance Benefit Plan

In October 2018, our Board approved the Synthorx, Inc. Change in Control and Severance Benefit Plan, or the Severance Plan, which became effective in connection with our initial public offering. The Severance Plan provides for severance benefits, including in connection with a change in control, for certain of our employees, including our executive officers (other than Tighe Reardon), subject to execution and effectiveness of a release of claims. In the event of an involuntary termination, which is either a termination without “cause” or a resignation for “good reason,” that occurs during the time period commencing three months prior to the signing of a definitive agreement setting forth the terms of a change in control that is ultimately consummated and ending 12 months following the closing of a “change in control,” (the “Change in Control Period”) (i) Dr. Shawver will be entitled to a lump sum cash payment equal to 24 months of base salary plus annual target cash bonus multiplied by two and up to 24 months of payment for continued group health plan benefits; and (ii) Drs. Leveque and Milla will each be entitled to a lump sum cash payment equal to 18 months of base salary plus annual target cash bonus multiplied by 1.5 and up to 18 months of payment for continued group health plan benefits.

In addition, the Severance Plan provides that in the event of an involuntary termination that occurs outside of the Change in Control Period, (i) Dr. Shawver will be entitled to a lump sum cash payment equal to 18 months of base salary plus annual target cash bonus pro-rated for the number of days in which Dr. Shawver provided services to us in the year in which the termination occurs and up to 18 months of payment for continued group health plan benefits; and (ii) Drs. Leveque and Milla will each be entitled to a lump sum cash payment equal to 12 months of base salary plus annual target cash bonus pro-rated for the number of days in which Drs. Leveque and Milla, respectively, provided services to us in the year in which the termination occurs and up to 12 months of payment for continued group health plan benefits. If a participant’s termination occurs during the six-month period after commencement of employment with us, then the benefits described in the preceding sentence shall be reduced by 50%.

The Severance Plan will supersede any severance benefit plan, policy or practice previously maintained by us, including any severance benefits set forth in any individually negotiated employment contract or agreement between us and a participant, unless such employment contract or agreement provides for benefits that are in substance more favorable to the participant.

For purposes of the Severance Plan:

“Change in control” generally means (i) the acquisition by any person or entity of more than 50% of the combined voting power of our then outstanding stock, (ii) the consummation of a merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction, (iii) the consummation of a sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity of which more than 50% of the combined voting power is owned by our stockholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction, (iv) a complete dissolution or liquidation of the Company or (v) when a majority of our Board becomes comprised of individuals who were not serving on our Board on the date of the underwriting agreement related to our initial public offering, or the incumbent Board, or whose nomination, appointment, or election was not approved by a majority of the incumbent Board still in office.

“Cause” means, with respect to a participant, the occurrence of any of the following events: (i) the participant’s commission of any felony or any crime involving fraud, dishonesty or moral turpitude under the laws of the United States or any state thereof; (ii) the participant’s attempted commission of, or participation in, a fraud or act of dishonesty against us; (iii) the participant’s intentional, material violation of any contract or agreement between the participant and us or of any statutory duty owed to us; (iv) the participant’s unauthorized use or disclosure of our confidential information or trade secrets; or (v) the participant’s gross misconduct.

“Good reason” for a participant’s resignation means the occurrence of any of the following events, conditions or actions taken by us without “cause” and without such participant’s consent: (i) a material reduction of such participant’s annual base salary, which is a reduction of at least 10% of such participant’s base salary (unless pursuant to a salary reduction program applicable generally to our similarly situated employees); (ii) a material reduction in such participant’s authority, duties or responsibilities; (iii) in the case of participants reporting to our Board or our Chief Executive Officer, a material adverse change in such reporting level requiring that participant to report to a corporate officer or executive other than our Board or our Chief Executive Officer, as the case may be; (iv) a relocation of such participant’s principal place of employment with us (or our successor, if applicable) to a place that increases such employee’s one-way commute by more than 50 miles as compared to such participant’s then-current principal place of employment immediately prior to such relocation (excluding regular travel in the ordinary course of business); provided that if such participant’s principal place of employment is his or her personal residence, this clause (iv) will not apply; or (v) a material breach by us of any material agreement between the participant and us.

Tax Payments

We will enter into letter agreements with Dr. Shawver, Dr. Leveque and Dr. Milla, who may be impacted by the excise tax under Section 4999 of the Internal Revenue Code, pursuant to which these executives may be reimbursed for some portion or all of such excise tax. This reimbursement payment will not extend to applicable income and employment taxes on payments due prior to the application of the excise tax. The maximum potential tax-related reimbursement payments to all affected executives will be $35 million in the aggregate. The letter agreements will provide, subject to the terms and conditions therein, that the individuals will reasonably cooperate with Sanofi and Synthorx to mitigate such excise taxes.

Employee Benefits

Under the Merger Agreement, Sanofi has agreed that for a period of one year following the Effective Time, Sanofi will provide, or cause to be provided, to each employee of Synthorx, including the executive officers, who is employed by Synthorx as of immediately prior to the Effective Time and who continues to be employed by the Surviving Corporation (or any affiliate thereof) during such one-year period (each, a “Continuing Employee”) a base salary (or base wages, as the case may be) and short-term cash incentive compensation opportunities, each of which is no less favorable than the base salary (or base wages, as the case may be) and short-term cash incentive compensation opportunities provided to such Continuing Employee immediately prior to the Effective Time, and benefits (excluding equity and equity-based awards and change in control plans, programs and arrangements) that are substantially comparable in the aggregate to the benefits (excluding equity and equity-based awards and change in control plans, programs and arrangements) provided to such Continuing Employee immediately prior to the Effective Time.

The Merger Agreement does not confer upon any person (other than Synthorx, Sanofi and Thunder Acquisition Corp.) any rights with respect to the employee matters provisions of the Merger Agreement.

Potential for Future Arrangements

To our knowledge, except for certain agreements described in this Schedule 14D-9 (or in the documents incorporated by reference herein) between Synthorx and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of Synthorx, on the one hand, and Sanofi, Purchaser, any of their affiliates or Synthorx, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Synthorx entering into any such agreement, arrangement or understanding.

Although such arrangements have not, to our knowledge, been discussed as of the date of this Schedule 14D-9, it is possible that members of our current management team will enter into new employment or consulting arrangements with the Surviving Corporation. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.

Employment Arrangements

We have entered into at-will employment offer letter agreements or employment agreements with each of our current executive officers, other than Tighe Reardon, whose services are provided pursuant to our Support Services Agreement with COI Pharmaceuticals, Inc., dated October 17, 2017 (the “Support Services Agreement”). The employment of each of our current executive officers may be terminated by us at any time. Offer letters with Drs. Shawver and Leveque and an employment agreement with Dr. Milla set forth the applicable executive officer’s salary, annual bonus compensation opportunities and benefit plan participation, and do not provide for benefits in connection with the transaction or a related termination of employment. Each of our executive officers, other than Mr. Reardon, has also executed our standard form of confidential information and invention assignment agreement. For a discussion of the severance pay and other benefits to be provided in connection with a termination of employment and/or a change in control under the arrangements with our executive officers, please see above under the caption “Potential Payments and Benefits upon Termination or Change in Control.” The employment arrangements are described below:

Laura Shawver, Ph.D. In October 2017, we entered into an offer letter agreement with Dr. Shawver, our President and Chief Executive Officer, that governs the current terms of her employment with us. Pursuant to the agreement, Dr. Shawver was entitled to an annual base salary of $450,000 (later increased to $540,000 in connection with our initial public offering and subsequently increased by our Board, based on the recommendation of our Compensation Committee, to $556,200 effective on January 1, 2020) and was eligible to receive an annual target performance bonus of up to 35% of her base salary (later increased to 50% in connection with our initial public offering), as determined by our Board, contingent upon the successful achievement of agreed-upon objectives between Dr. Shawver and us (which was approved by the Board, based on the recommendation of our Compensation Committee, to be $337,500 for 2019). Pursuant to her employment offer letter, Dr. Shawver was granted an option to purchase 344,528 shares of our common stock in December 2017. In addition, Dr. Shawver was eligible to receive reimbursement of up to $10,000 in relocation expenses, $3,816 of which was incurred. Dr. Shawver’s offer letter agreement provides for severance benefits under certain circumstances; however such severance provisions were superseded by the Severance Plan, the terms of which are described above.

Tighe Reardon. We have not entered into an offer letter agreement with Mr. Reardon, who has served as our Acting Chief Financial Officer since November 2015. The services provided by Mr. Reardon as Acting Chief Financial Officer are provided pursuant to the Support Services Agreement on an at-will basis.

Joseph Leveque, M.D. In July 2018, we entered into an offer letter agreement with Dr. Leveque, our Chief Medical Officer that governs the terms of his employment with us. Pursuant to the agreement, Dr. Leveque was entitled to an annual base salary of $425,000 (later increased to $450,000 in connection with our initial public offering and subsequently increased by our Compensation Committee to $463,500 effective on January 1, 2020) and was eligible to receive an annual target performance bonus of up to 30% of his base salary (later increased to 40% in connection with our initial public offering), as determined by our Board (which was approved by our Compensation Committee to be $225,000 for 2019). Dr. Leveque was granted an option to purchase a number of shares of our common stock equal to 1.25% of our fully diluted shares following the completion of our Series C Preferred Stock financing, equal to 259,365 shares, in July 2018. In addition, Dr. Leveque was eligible to receive reimbursement of up to $35,000 in relocation expenses, which he received in January 2019. Dr. Leveque’s offer letter agreement provides for severance benefits under certain circumstances; however such severance provisions were superseded by the Severance Plan, the terms of which are described above.

Marcos Milla, Ph.D. In July 2017, we entered into an employment agreement with Dr. Milla, who currently serves as our Chief Scientific Officer that governs the terms of his employment with us. Pursuant to the agreement, Dr. Milla was entitled to an initial annual base salary of $305,000 (later increased to $368,000 in connection with our initial public offering and subsequently increased by our Compensation Committee to $390,816 effective on January 1, 2020). Additionally, Dr. Milla was eligible to receive an annual target performance bonus of up to 30% of his base salary (later increased to 40% in connection with our initial public offering), as determined in the discretion of our Board (which was approved by our Compensation Committee to be $184,000 for 2019). Further, pursuant to this employment agreement, Dr. Milla was granted an option to purchase 187,237 shares of our common stock in August 2017.

Director Compensation

Non-employee members of our Board receive cash and equity compensation under the terms of our non-employee director compensation policy, which is applicable to all of our non-employee directors. This compensation policy provides that each director who is not an employee or officer will receive the following compensation for service on our Board:

•	an annual cash retainer of $35,000;

•	an additional annual cash retainer of $30,000 for service as chairman of the Board;

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an additional annual cash retainer of $15,000, $10,000 and $8,000 for service as chair of the Audit Committee, Compensation Committee and the Nominating and Corporate Governance Committee, respectively;

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an additional annual cash retainer of $7,500, $5,000 and $4,000 for service as a member of the Audit Committee, Compensation Committee and the Nominating and Corporate Governance Committee, respectively (not applicable to committee chairs);

•	an initial option grant to purchase common stock with an aggregate Black-Scholes option value of $240,350 on the date of each such non-employee director’s appointment to our Board; and

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an annual option grant to purchase common stock with an aggregate Black-Scholes option value of $120,175 on the date of each of our annual stockholder meetings for each continuing director (pro-rated for directors who have not served on the Board for 12 months prior to the applicable annual stockholder meeting based on the number of full months served on the Board).

Outstanding equity awards held by our non-employee directors will vest and settle in connection with the Merger, as described above under “—Treatment of Stock Options and RSUs.”

Indemnification of Directors and Officers; Insurance

We have entered into indemnity agreements (collectively, the “Indemnification Agreements”) with certain of our directors and executive officers that require us to indemnify such persons against any and all expenses (including, without limitation, all attorneys’, witness, or other professional fees and related disbursements, other out-of-pocket costs actually and reasonably incurred and, in certain circumstances and with approval of the directors of Synthorx who are not parties to such action with respect to which expenses are incurred, reasonable compensation for time spent by such person for which he or she is not compensated by Synthorx or any subsidiary or third party), judgments, damages, penalties, excise taxes, fines, assessments and amounts paid in settlement thereof in connection with the investigation, defense, settlement or appeal of any threatened, pending, or completed proceeding (other than a proceeding by or in the right of Synthorx to procure a judgment in its favor) in which such person is involved as a party, potential party, non-party witness, or otherwise by reason of: (i) the fact that such person is or was a director or officer of Synthorx; (ii) the fact that any action taken by such person (or a failure to take action by such person) or of any action (or failure to act) on such person’s part while acting as an agent of Synthorx; or (iii) the fact that such person is or was serving at the request of Synthorx as a director, officer, employee or agent of another enterprise, provided that such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of Synthorx and, in the case of a criminal proceeding, with no reasonable cause to believe that such person’s conduct was unlawful. The Indemnification Agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

The foregoing description of the Indemnification Agreements does not purport to be complete and is qualified in its entirety by the full text of the Form of Indemnity Agreement, which is included as Exhibit 10.1 to the Registration Statement on Form S-1 filed by Synthorx on November 13, 2018 and incorporated herein by reference.

The Merger Agreement provides that all rights to indemnification existing as of the date of the Merger Agreement in favor of the former and present directors and officers of Synthorx for their acts and omissions occurring prior to the Effective Time, as provided in Synthorx’s organizational documents and as provided in specified indemnification agreements between Synthorx and such persons, shall survive the Merger for a period of six years from the Effective Time, and any claim made requesting indemnification pursuant to such indemnification rights within such six-year period shall continue to be subject to the Merger Agreement and the indemnification rights provided under the Merger Agreement until disposition of such claim.

The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, Sanofi and the Surviving Corporation shall, pursuant to the Merger Agreement, to the fullest extent permitted by applicable law, indemnify and hold harmless each of our former and present officers and directors in his or her capacity as an officer or director of Synthorx against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such indemnified person as an officer or director of Synthorx in connection with any pending or threatened legal proceeding based on or arising out of, in whole or in part, the fact that such indemnified person is or was a director or officer of Synthorx at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the Transactions.

The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation must maintain (and Sanofi must cause the Surviving Corporation to maintain) in effect the existing policy of directors’ and officers’ liability insurance maintained by Synthorx as of the date of the Merger Agreement for the benefit of the indemnitees who were covered by such policy as of the date of the Merger Agreement with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of Synthorx (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable in the aggregate than the existing policy. However, in lieu maintaining such existing policy, we or Sanofi may purchase a six-year “tail” policy for the Synthorx policy in effect as of the date of the Merger Agreement, subject to specified limitations.

Section 16 Matters

The Merger Agreement provides that we, and our Board, to the extent necessary, will take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares and Stock Options in the Transactions by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10 Matters

The Merger Agreement provides that prior to the Offer Acceptance Time and to the extent permitted by applicable laws, the compensation committee of our Board will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Synthorx or any of its affiliates and any of the officers, directors or employees of Synthorx that are effective as of the date of the Merger Agreement pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

(b) Arrangements with Purchaser and Sanofi and their Affiliates.

Merger Agreement

On December 7, 2019, Synthorx, Sanofi and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 (The Merger Agreement; Other Agreements) and the description of the conditions to the Offer contained in Section 15 (Conditions of the Offer) of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide stockholders with information regarding its terms and is not intended to modify or supplement any factual disclosure about Synthorx in Synthorx’s public reports filed with the SEC. The Merger Agreement and the summary of its terms contained in the Offer to Purchase filed by Purchaser with the SEC on December 23, 2019 are incorporated herein by reference, and are not intended to provide any other factual information about Synthorx, Sanofi, Purchaser or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties that the parties to the Merger Agreement made to and solely for the benefit of each other. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by Synthorx to Sanofi in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of Synthorx at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about Synthorx in Synthorx’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Synthorx’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, Synthorx, Sanofi, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the tender offer statement on Schedule TO and related exhibits, including the Offer to Purchase, and this solicitation/recommendation statement on Schedule 14D-9, as well as in Synthorx’s other public filings.

Confidentiality Agreement

On December 3, 2019, Sanofi and Synthorx entered into a Confidentiality Agreement (the “Confidentiality Agreement”) pursuant to which each party agreed on behalf of itself and its affiliates, and subject to certain exceptions, to keep confidential nonpublic information about the other party and its affiliates in connection with the consideration of a possible strategic transaction involving Sanofi and Synthorx. The Confidentiality Agreement includes (i) an employee non-solicitation provision for the benefit of Synthorx that expires one year following the date of the Confidentiality Agreement and (ii) a standstill provision for the benefit of Synthorx that expires one year following the date of the Confidentiality Agreement and terminated upon Synthorx’s entry into a definitive agreement with respect to a transaction involving all or a majority of its equity securities or all or substantially all of its assets (whether by merger, consolidation, business combination, tender or exchange offer, recapitalization, restructuring, sale, equity issuance, or otherwise) and permitted Sanofi to privately and confidentially approach our management during the standstill period. This summary and description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(13) hereto and incorporated herein by reference.

Exclusivity Agreement

Sanofi and Synthorx also entered into an exclusivity agreement dated December 3, 2019 (the “Exclusivity Agreement”). Under the terms of the Exclusivity Agreement, Synthorx agreed until 11:59 p.m. (EST) on December 10, 2019 not to: (i) solicit, initiate, knowingly facilitate or knowingly encourage an acquisition proposal; (ii) engage in, continue or otherwise participate in any discussions or negotiations with any third party with respect to an acquisition proposal, or furnish to any third party information or provide to any third party access to the business, properties, assets or personnel of Synthorx, in each case for the purpose of knowingly encouraging or knowingly facilitating an acquisition proposal; and (iii) enter into any agreement with respect to an acquisition proposal. In the Exclusivity Agreement, Synthorx agreed to negotiate with Sanofi in good faith with respect to a negotiated transaction between Sanofi and Synthorx. The obligations under the Exclusivity Agreement terminated upon the execution of the Merger Agreement. This summary and description of the Exclusivity Agreement is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(14) hereto and incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

On December 6, 2019, our Board unanimously (a) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Synthorx and its stockholders, (b) approved the execution, delivery and performance by Synthorx of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (c) agreed that the Merger shall be effected under Section 251(h) and other relevant provisions of the DGCL and (d) resolved to recommend that the stockholders of Synthorx tender their Shares to Purchaser pursuant to the Offer.

Accordingly, and for other reasons described in more detail below, our Board unanimously recommends that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

(i) Background of Offer and Merger

Synthorx is a clinical-stage biopharmaceutical company focused on prolonging and improving the lives of people with cancer and autoimmune disorders. In consideration of the medical and commercial potential of Synthorx’s lead drug candidate THOR-707 for solid tumors and its pre-clinical assets, including THOR-809 for autoimmune diseases, and the significant capital required to advance these programs through clinical trials, Synthorx’s board of directors (the “Board”) and senior management have pursued a strategy of seeking partnering opportunities to fund the clinical development of its product candidates on a non-dilutive basis and enhance value for its stockholders. In this regard, senior management has regularly engaged in discussions with potential partners and reported regularly to the Board on potential partnering opportunities and any specific proposals received.

From October 19, 2018 through October 23, 2018, representatives of Synthorx attended the European Society for Medical Oncology conference in Munich, Germany and held introductory business development meetings with a number of global pharmaceutical companies, including Sanofi and Company B. Synthorx had previously entered into a confidentiality agreement with Company B which did not include a standstill provision.

On December 12, 2018, Synthorx completed a successful initial public offering of its shares on NASDAQ at a public offering price of $11.00 per share.

In January 2019, Synthorx met with Sanofi in connection with the J.P. Morgan Healthcare Conference in San Francisco, California to discuss Synthorx’s programs on a non-confidential basis and future partnering opportunities. During the conference, Synthorx also met with a number of other global and regional pharmaceutical companies, including Company A and Company B for a similar purpose.

From March 29, 2019 to April 3, 2019, Synthorx attended the American Association for Cancer Research conference in Atlanta, Georgia. During the conference, Synthorx held business development meetings with a number of global and regional pharmaceutical companies, including Sanofi.

On May 9, 2019, Synthorx entered into a confidentiality agreement with Sanofi with respect to a potential partnering transaction, which was amended on October 8, 2019. The confidentiality agreement did not include a standstill provision.

On May 14, 2019, representatives of Synthorx met with Dr. John Reed, the Global Head of Research and Development of Sanofi, and other representatives of Sanofi in San Diego, California, to discuss potential partnering opportunities.

From May 31, 2019 to June 4, 2019, representatives of Synthorx attended the ASCO annual meeting in Chicago, Illinois. During the meeting, Synthorx met with a number of pharmaceutical companies, including Sanofi and Company B to discuss potential partnering opportunities.

From June 3, 2019 to June 6, 2019, representatives of Synthorx attended the BIO International Convention in Philadelphia, Pennsylvania. During the convention, Synthorx met with a number of pharmaceutical companies to discuss potential partnering opportunities for its THOR-809 program for the potential treatment of auto-immune diseases, including with Sanofi and Company B.

On June 28, 2019, Synthorx entered into a confidentiality agreement with Company A with respect to a potential partnering transaction. This confidentiality agreement did not contain a standstill provision. On July 1, 2019, Synthorx held a webex conference with Company A to discuss its THOR-809 program and potential partnering opportunities.

On July 8, 2019 and July 9, 2019, representatives of Synthorx held in-person meetings with representatives of Sanofi in San Diego, California that included a management presentation and due diligence discussions.

Also in July 2019, representatives of Synthorx held a business development meeting with representatives of Company C.

On August 21, 2019, representatives of Synthorx met with representatives of Company B in San Diego, California to discuss the Synthorx platform.

On September 17, 2019, Sanofi submitted a non-binding term sheet for a partnering transaction with Synthorx for multiple platform assets.

On September 23, 2019, Synthorx entered into a confidentiality agreement with Company C with respect to a potential clinical collaboration. This confidentiality agreement did not contain a standstill provision.

On September 25, 2019, Synthorx verbally communicated to Sanofi its determination that Sanofi’s proposed terms, including the upfront consideration, would need to be clarified and improved in light of the scope of the proposal.

On September 27, 2019, representatives of Synthorx met with representatives of Company A in London to discuss partnering opportunities, and Synthorx provided an update on its platform as well as the THOR-707 and THOR-809 programs.

On September 28, 2019, Dr. Laura Shawver, the Chief Executive Officer of Synthorx, met telephonically with representatives of Company B, at which meeting Company B presented terms for a potential partnering transaction.

From September 2019 through November 2019, Synthorx continued due diligence discussions with Sanofi, and Sanofi had access to the partnering dataroom.

On October 1, 2019, Dr. Shawver communicated to Company B that the proposed terms, including the upfront consideration, were inadequate.

On October 4, 2019, Dr. Shawver and Dr. Pratik Shah, the Chairman of the Board of Synthorx, met with Dr. Reed in San Diego, California to discuss the structure of a potential partnering deal.

On October 17, 2019, Company B terminated potential partnering discussions with Synthorx.

On October 18, 2019, representatives of Synthorx held a business development meeting with representatives of Company C.

On October 21, 2019, Synthorx gave Company A access to the portions of the partnering dataroom relating to THOR-809. Following that date, Synthorx engaged with Company A on due diligence relating to THOR-809.

On October 30, 2019 and October 31, 2019, representatives of Synthorx held in-person meetings with representatives of Sanofi in San Diego, California to discuss the Synthorx platform and to allow Sanofi to conduct chemistry, manufacturing and controls (CMC) diligence.

On November 25, 2019, Sanofi submitted an unsolicited, non-binding offer in writing to acquire Synthorx for $36.00 in cash per share, representing an equity value of approximately $1.3 billion and a premium of approximately 112% to Synthorx’s closing price on November 22, 2019. The offer letter indicated that Sanofi was prepared to complete due diligence and to negotiate a definitive agreement in the shortest possible time, and requested a 21-day exclusivity period. The offer letter further indicated that Sanofi could not engage in a protracted process and that it was actively evaluating an alternative transaction that it intended to execute before year end if agreement could not be reached with Synthorx.

On November 26, 2019, the Board, with representatives of Synthorx management, Cooley LLP (“Cooley”) and Centerview Partners LLC (“Centerview”) attending, held a special telephonic meeting to discuss Sanofi’s offer. Representatives of Cooley reviewed with the Board its fiduciary duties in the context of considering a potential sale of Synthorx for cash and other process considerations. Representatives of Centerview reviewed the financial aspects of the Sanofi proposal and the potential outreach to other strategic parties who might have an interest in acquiring Synthorx, including Company A, Company B and Company C. The Board also discussed the potential response to Sanofi. Following the discussion, the Board authorized Centerview to convey to Sanofi that the offer price was inadequate, that Sanofi would need to materially improve its offer and that the Board was not willing to enter into exclusivity on the terms contemplated by Sanofi’s offer. The Board also determined the best way to maximize stockholder value was to attract other potential bidders and, on that basis, authorized Centerview to contact three global pharmaceutical companies that had been engaged with Synthorx in partnering and clinical collaboration discussions, Company A, Company B and Company C, to communicate that Synthorx received an unsolicited proposal to be acquired at an attractive premium and on an aggressive timetable and, if they were interested in participating in further discussions regarding a potential acquisition of Synthorx, they would need to indicate their level of interest as soon as possible. The Board selected these parties based upon their prior partnering and clinical collaboration discussions with Synthorx, focus on immuno-oncology (without having a competitive program) and the ability to react quickly given such history and the resources of such parties. The Board also directed management to work with representatives of Centerview to enable representatives of Centerview to complete financial analyses of the Sanofi offer and Synthorx on a standalone basis. After representatives of Centerview left the meeting, Synthorx management recommended that the Board formally authorize the retention of Centerview as its exclusive financial advisor based on industry experience, reputation and expertise in mergers and acquisitions, as well as its familiarity with Synthorx, in part, upon its prior contact in connection with various strategic opportunities. The Board also reviewed the proposed terms of its engagement letter and authorized management to finalize Centerview’s engagement, and Synthorx and Centerview executed the engagement letter later that day.

Following the November 26, 2019 Board meeting, and in accordance with the Board’s directives, representatives of Centerview contacted Company A, Company B and Company C and conveyed the message approved by the Board.

On November 27, 2019, in accordance with the Board’s directives, a representative of Centerview contacted a representative of Sanofi and communicated that the offer price was inadequate and that they would need to materially improve their offer. The representative of Sanofi asked the representative of Centerview to provide more specific guidance on what offer price the Board would consider, including whether it would be willing to grant exclusivity and on what terms.

On November 27, 2019, a representative of Company B contacted a representative of Centerview and indicated that it was not interested in pursuing a transaction.

On November 27, 2019, Synthorx entered into a confidentiality agreement with Company C. The confidentiality agreement included a customary standstill provision that would terminate automatically if Synthorx entered into a definitive agreement to be sold and permitted confidential approaches to the Board during the standstill period. Later that day, representatives of Synthorx, Company C and Centerview met telephonically to review a confidential management presentation.

Company C was provided access to the confidential management presentation and select documents via a dataroom after executing the confidentiality agreement.

On November 27, 2019, a representative of Company A contacted a representative of Centerview and indicated that it would review internally to determine whether to pursue a whole company acquisition.

On November 29, 2019, the Board, with representatives of Synthorx management, Cooley and Centerview attending, held a special telephonic meeting to discuss developments since the last Board meeting. Prior to the meeting, Centerview provided relationship disclosures relating to Sanofi that were sent to the Board. Representatives of Centerview then reviewed financial aspects of the Sanofi proposal, using financial projections prepared by management and provided to Centerview for use in its financial analyses. Representatives of Synthorx management reviewed the financial projections, including the key underlying assumptions as described in more detail in the section below titled “—Certain Financial Projections”. The Board then discussed potential next steps with Sanofi and with respect to interactions with Company A and Company C generally, including whether to provide Sanofi with specific guidance on a revised proposal. Following the discussion, the Board directed representatives of Centerview to inform Sanofi that its proposal would need to be at least $45.00 per share in order to consider exclusivity.

On November 29, 2019, representatives of Synthorx, Company A and Centerview, met telephonically to review a confidential management presentation. Company A was also provided access to the confidential presentation in addition to select documents via a dataroom.

On November 30, 2019, in accordance with the Board’s directives, a representative of Centerview called a representative of Sanofi to convey that they would need to increase their offer price to at least $45.00 per share.

On November 30, 2019, Synthorx and Company A amended their existing confidentiality agreement. The amended confidentiality agreement included a customary standstill provision that would terminate automatically if Synthorx entered into a definitive agreement to be sold and permitted confidential approaches to the Board during the standstill period. That day, Synthorx made a copy of its management presentation available to Company A.

On December 1, 2019, representatives from Morgan Stanley & Co. LLC, financial advisor to Sanofi, contacted representatives of Centerview to clarify and confirm the conversation between the representative of

Centerview and the representative of Sanofi on November 30, 2019. Also on December 1, 2019, a representative of Company A contacted a representative of Centerview to verbally communicate that Company A expected to submit a written offer to acquire Synthorx for $44.00 in cash per share, representing an equity value of approximately $1.6 billion and a premium of approximately 146% to Synthorx’s closing price on November 29, 2019, or an alternative offer to acquire Synthorx for $41.50 in cash upfront plus one contingent value right providing potential payments of up to $6.00 per share based on Synthorx’s pre-clinical assets, to be defined at a later time.

Also on December 1, 2019, a representative of Company C contacted a representative of Centerview to communicate that Company C was continuing to review internally and working to determine its level of interest in submitting a written proposal.

Also on December 1, 2019, the Board held a special telephonic meeting with representatives of Synthorx management, Cooley and Centerview attending. Representatives of Centerview reviewed the financial aspects of the Company A offer and updated the Board on ongoing discussions with Sanofi, Company A and Company C. Representatives of Centerview also reported that Company C conveyed to representatives of Centerview on December 1, 2019 that it was having internal discussions that evening and were working to determine its level of interest and whether it could submit a proposal within the next 24 hours. Prior to this meeting, Centerview provided the Board with certain information regarding its relationships with Company A and Company C.

Following the Board’s meeting on December 1, 2019, Company A submitted a written proposal confirming its non-binding offer to acquire Synthorx for $44.00 in cash per share or an alternative offer to acquire Synthorx for $41.50 in cash upfront plus one contingent value right providing potential payments of up to $6.00 per share based on near-term performance of Synthorx’s pre-clinical product candidates for autoimmune and oncology diseases. The offer provided that the parties would enter into exclusivity and target signing a definitive agreement by December 11, 2019.

From December 1, 2019 until the execution of the short-term exclusivity agreement described below on December 3, 2019, in accordance with the Board’s directives, Synthorx management and representatives of Cooley and Centerview held a series of due diligence calls with representatives of Company A. Synthorx continued to provide limited information and answer due diligence questions from Company A.

On December 1, 2019, Dr. Reed called Dr. Shawver and said Sanofi was sending a revised proposal.

On the morning of December 2, 2019, Sanofi submitted a revised written proposal with a non-binding offer to acquire Synthorx for $41.00 in cash per share. Sanofi reiterated that it was pursuing an alternative transaction and that the revised offer was contingent on Synthorx’s acceptance by December 3, 2019 and its commitment to engage with a common objective to announce a transaction by December 16, 2019.

Also on December 2, 2019, the Chief Executive Officer of Company A called Dr. Shah to convey Company A’s commitment to oncology and strong interest in pursuing the transaction.

Later on December 2, 2019, the Board held a special telephonic meeting to discuss developments regarding Sanofi, Company A and Company C, with representatives of Synthorx management, Cooley and Centerview attending. The Board discussed Dr. Shah’s call with the Chief Executive Officer of Company A and the revised offer price from Sanofi of $41.00 per share. Representatives of Centerview again reviewed the financial aspects of Company A’s proposal and updated the Board on Company A’s continuing due diligence. Representatives of Centerview also reported that Company C indicated to representatives of Centerview earlier that day that it needed more time to conduct due diligence and determine if and when it would provide a proposal. The Board discussed with representatives of Cooley and Centerview potential next steps to use competition to maximize the price and determined to request best and final non-binding offers to grant exclusivity from Sanofi and Company A and send both parties a draft exclusivity agreement that would provide exclusivity until December 10, 2019, subject to termination if the party reduced its price or withdrew from the discussions and indicate that Synthorx was prepared to enter into the exclusivity agreement with the party who provides the highest price. The Board discussed the advantages and disadvantages of entering into a short-term exclusivity agreement and determined that this approach was most likely to maximize the offer price, and then directed representatives of Cooley and Centerview to proceed on that basis.

Following the December 2, 2019 Board meeting, and in accordance with the Board’s directives, representatives of Centerview contacted each of Sanofi and Company A to request it submit its best and final offer by 5:00 pm, Eastern time, on December 3, 2019 and sent each of them the same form of exclusivity agreement. In their communication to Sanofi, the representatives of Centerview also indicated that Sanofi was not the highest bidder.

On December 3, 2019, a representative of Company C contacted a representative of Centerview indicating that it would not be pursuing a transaction at such time.

Later on December 3, 2019, Company A submitted an offer to acquire Synthorx for $47.75 in cash per share, representing an equity value of approximately $1.7 billion and a premium of approximately 164% to Synthorx’s closing price on December 3, 2019. Company A also submitted an executed copy of the exclusivity agreement. Sanofi submitted an offer to acquire Synthorx for $50.50 in cash per share, representing an equity value of approximately $1.8 billion and a premium of approximately 179% to Synthorx’s closing price on December 3, 2019. Sanofi also provided comments on the form of exclusivity agreement.

Following receipt of the offers on December 3, 2019, the Board held a special telephonic meeting, with representatives of Synthorx management, Cooley and Centerview attending. At the meeting, representatives of Centerview reviewed with the Board the financial aspects of the offers submitted by Sanofi and Company A and updated the Board that Company C indicated it would not be pursuing a transaction at such time. The Board approved the financial projections prepared by Synthorx’s management for use in connection with financial analyses. The Board also approved moving forward with Sanofi and authorized Synthorx to enter into the exclusivity agreement on the terms discussed during the meeting. Following the meeting, representatives of Synthorx and Sanofi finalized and executed an agreement providing for exclusivity until 11:59 p.m. Eastern Time on December 10, 2019. Following execution of the exclusivity agreement, dataroom access for Company A and Company C was terminated.

On December 3, 2019, Synthorx also entered into a confidentiality agreement with Sanofi, which replaced its existing confidentiality agreement. The confidentiality agreement included a customary standstill provision that did not terminate automatically if Synthorx entered into an acquisition agreement with a third party, but permitted Sanofi to make confidential approaches to Synthorx during the standstill period. Following execution of the confidentiality agreement, Sanofi was granted access to the dataroom for the sale of Synthorx.

From December 3, 2019 through December 6, 2019, in accordance with the Board’s directives, Synthorx management and representatives of Cooley and Centerview held a series of due diligence calls with representatives of Sanofi.

On December 4, 2019, in accordance with the Board’s directive, a representative of Centerview sent a draft merger agreement to Sanofi and Cooley sent a draft disclosure schedule to Sanofi and its counsel, Weil, Gotshal & Manges LLP (“Weil”). The draft merger agreement provided for a termination fee of 2.5% of the equity value of the transaction.

On December 5, 2019, Company A submitted an unsolicited written offer to acquire Synthorx for $62.00 in cash per share, representing an equity value of approximately $2.2 billion and a premium of approximately 189% to Synthorx’s closing price on December 4, 2019.

Following receipt of the unsolicited Company A offer on December 5, 2019, the Board held a special telephonic meeting, with representatives of Synthorx management, Cooley and Centerview attending. Representatives of Centerview provided the Board with an update on the unsolicited offer from Company A. Representatives of Cooley advised the Board of their obligations under the exclusivity agreement with Sanofi. The Board reviewed a draft of the notice of the unsolicited offer that was required to be provided to Sanofi under the exclusivity agreement. The Board directed Synthorx to send the notice to Sanofi, which disclosed that the third party had represented the following: it had completed its preliminary antitrust review and believed there was no risk that a transaction with Synthorx would not receive Hart-Scott-Rodino approval and thus it was willing to agree to a “hell or high water” covenant; that it could quickly review the merger agreement under discussion with the other bidder with the expectation it could be finalized and executed within hours after receipt; and that its due diligence review was completed other than a short phone call to discuss any new THOR-707 clinical data from the ongoing studies and material changes since Synthorx had entered into exclusivity with another party.

Immediately following the Board meeting, Synthorx sent the notice to Sanofi required under the exclusivity agreement. Consistent with the terms of the exclusivity agreement, neither Synthorx nor any of the advisors or other representatives contacted or engaged with Company A.

On December 6, 2019 at 3:13 pm Eastern Time, Sanofi submitted to Centerview an updated offer and comments on the proposed form of merger agreement. The revised offer was to acquire Synthorx for $68.00 in cash per share, representing an equity value of approximately $2.5 billion and a premium of approximately 172% to Synthorx’s closing price on December 5, 2019. The proposal indicated that Sanofi was prepared to execute the attached draft of the merger agreement, and indicated that if Synthorx was unwilling to execute the merger agreement by 8:00 pm Eastern Time on December 6, 2019, the offer would be withdrawn.

In the afternoon of December 6, 2019, the Board held a special telephonic meeting, with representatives of Synthorx management, Cooley and Centerview also attending. Representatives of Centerview updated the Board on the revised proposal from Sanofi, including the deadline for executing the merger agreement. Representatives of Cooley reviewed in detail the terms of the draft merger agreement as revised by Sanofi, including the conditions to the offer, the deal protection provisions, the proposed termination fee and the circumstances under which the termination fee would be payable. Next, representatives of Centerview reviewed with the Board Centerview’s financial analyses, and rendered to the Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated December 6, 2019, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the $68.00 per Share in cash, without interest, proposed to be paid to the holders of Shares (other than Excluded Shares (as defined below)) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a more detailed discussion of Centerview’s opinion, please see below under the caption “Opinion of Centerview Partners LLC”.

Following consideration of the draft merger agreement, including consideration of the factors described in “Reasons for the Recommendation,” the Board unanimously (i) determined that the Merger Agreement and Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Synthorx and its stockholders, (ii) approved the execution, delivery and performance by Synthorx of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iii) agreed that the Merger shall be effected under Section 251(h) and other relevant provisions of the DGCL and (iv) resolved to recommend that the stockholders of Synthorx tender their Shares to Purchaser pursuant to the Offer.

Following the December 6, 2019 Board meeting, Weil sent comments on the disclosure schedules to Cooley. Cooley sent Weil a revised execution version of the merger agreement, along with an executed signature page, and revised disclosure schedules in advance of the 8:00 p.m. Eastern Time deadline provided in the offer.

On December 7, 2019, Weil circulated an updated draft of the merger agreement and disclosure schedules, which was finalized during the course of the day. That evening, representatives of Synthorx, Sanofi and Purchaser executed the definitive Merger Agreement.

On the afternoon of December 8, 2019, Company A submitted an unsolicited offer to acquire Synthorx for $70.00 in cash per share. The offer indicated that Company A could quickly review the merger agreement under discussion with the other bidder, with an expectation that it could finalize and execute that agreement in a matter of hours after receipt and requested that Synthorx not enter into a preliminary or definitive agreement with the other prospective buyer.

Following receipt of the unsolicited Company A offer on December 8, 2019, the Board held a special telephonic meeting, with representatives of Synthorx management, Cooley and Centerview attending. Representatives of Centerview provided the Board with an update on the unsolicited offer from Company A. Representatives of Cooley advised the Board of their obligations under the Merger Agreement, including the obligation to notify Sanofi and the requirements in order to engage in any further discussions with Company A. Following discussion and after consulting with representatives of Cooley and Centerview, the Board unanimously determined that the unsolicited offer from Company A could reasonably be expected to lead to a Superior Offer (as defined in the Merger Agreement) and directed Synthorx to send a notice to Sanofi of the unsolicited offer in accordance with the terms of the Merger Agreement. The Board further discussed the fact that Company A was unaware of the execution of the Merger Agreement and that this fact could change Company A’s willingness to proceed with its unsolicited offer. Given that the executed Merger Agreement was scheduled to be announced at 1:00 a.m. Eastern Time on December 9, 2019, the Board agreed not to contact Company A.

Following the December 8, 2019 Board meeting, Synthorx sent a notice of the receipt of the unsolicited proposal to Sanofi in accordance with the Merger Agreement.

The execution of the Merger Agreement was publicly announced at 1:00 a.m. Eastern Time on December 9, 2019.

On December 9, 2019, a representative of Centerview contacted a representative of Company A and acknowledged receipt of Company A’s December 8, 2019 proposal and informed them of the announcement of the execution of the Merger Agreement.

(ii) Reasons for Recommendation

Our Board carefully considered the terms of the Offer, the Merger and the other Transactions, consulted with our management and its financial and legal advisors, and considered a number of factors, including the following (which are not necessarily presented in order of relative importance), each of which is supportive of its unanimous decision to approve the Merger Agreement and the Transactions and recommend the Transactions to the Synthorx stockholders:

•	the Offer consists solely of cash, providing immediate value and liquidity to our stockholders and protecting them from any future risks related to Synthorx’s business or financial markets generally;

•

the Offer Price of $68.00 per Share, without interest, in cash represents a significant premium over the current and historical market prices of the Shares, specifically (i) a premium of approximately 172% to the closing price of our common stock of $24.98 on December 5, 2019, the last full trading day before the Transactions were approved by our Board, (ii) a premium of approximately 248% to the volume weighted average price for the Shares for the 30-day period ended on December 6, 2019, the last full trading day before the execution of the Merger Agreement, (iii) a premium of approximately 301% to the closing price of our common stock of $16.96 on November 22, 2019, the last full trading day before Sanofi’s unsolicited offer on November 25, 2019, and (iv) a premium of approximately 342% to the opening price of $15.40 on December 7, 2018, the first full trading day of our initial public offering;

•

our Board’s belief that Synthorx, with the assistance of representatives of Cooley and Centerview, generated competition to obtain the best available value for its stockholders and created an opportunity to negotiate with other potential parties that the Board believed were most likely to be interested in and capable of consummating an acquisition of Synthorx (taking into account such parties’ interest in immune-oncology (including the absence of a competitive program), their financial resources and their ability to move quickly) and that such competition resulted in an Offer Price of $68.00 per Share;

•

our Board’s belief that as a result of the use of competition and arm’s length negotiations with Sanofi and Purchaser, Synthorx and its representatives negotiated the highest price per share that Sanofi was willing to pay for Synthorx and that the terms of the Merger Agreement include the most favorable terms to Synthorx, in the aggregate, to which Sanofi and Purchaser were willing to agree;

•

our Board’s assessment of our prospects for substantially increasing stockholder value as a standalone company in excess of the Offer Price, given the risks and uncertainties in our business, including:

•	costs and risks associated with product development, considering the early stage of our clinical and pre-clinical programs and limited commercial team and small employee base;

•

the progress, timing, costs and results of our ongoing clinical trial of THOR-707 and, if successful, future clinical trials of THOR-707 in multiple indications and the risks that one or more of these clinical trials might be unsuccessful;

•

the risk that we will not be able to enter into the worldwide partnering transactions assumed in our Projections in order to finance the development and commercialization of our product candidates without dilutive financing or otherwise obtain substantial additional financing in order to continue operating our business and developing and commercializing our product candidates, including the risk that partnering transactions and/or equity or debt capital may not be available on acceptable terms or at all, and, if available, may result in significant dilution to the existing equity holders;

•

the initiation, progress, timing, costs and results of drug discovery, pre-clinical studies and clinical trials of THOR-809 and our other future product candidates, including risks relating to the filing and acceptance of an investigational drug application for THOR-809;

•	the outcome, timing and costs of seeking regulatory approvals for our clinical product candidates and other product development programs;

•	risks relating to the manufacturing and supply of THOR-707, THOR-809 and future product candidates for clinical trials and in preparation for commercialization;

•	the risks and costs of developing a commercial infrastructure in anticipation of obtaining marketing approval;

•	the risks and costs of hiring additional personnel as our pre-clinical and clinical activities increase;

•

assuming we obtain marketing approval for one or more drug candidates, the risks and costs associated with commercialization for drug candidates, including reimbursement issues, the emergence of competing therapies, gaining market acceptance and other adverse market developments; and

•	other risks facing our business as described in our periodic reports filed with the SEC;

•	the financial analyses presented to the Board by Centerview on December 6, 2019, as described in more detail below under “—Opinion of Centerview Partners LLC”;

•

the opinion of Centerview rendered to the Board on December 6, 2019, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the $68.00 per Share in cash, without interest, proposed to be paid to the holders of Shares (other than Excluded Shares (defined below)) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as described in more detail below under “—Opinion of Centerview Partners LLC”;

•

the fact that the Offer is structured as a tender offer, which can be completed and the cash consideration can be delivered to Synthorx’s stockholders on a prompt basis, reducing the period of uncertainty during the pendency of the Transactions on stockholders, employees and Synthorx’s business, with a second-step, in accordance with Section 251(h) of the DGCL, to be completed shortly after the acceptance of the Offer in which stockholders who do not tender their Shares in the Offer (other than Shares (i) owned by Synthorx (or held in Synthorx’s treasury), (ii) owned by Purchaser, Sanofi, or any other direct or indirect wholly owned subsidiary of Sanofi immediately prior to the Effective Time, (iii) tendered and irrevocably accepted for purchase in the Offer or (iv) held by any stockholder who is entitled to demand and has properly exercised and perfected a demand for appraisal of such Shares pursuant to, and who has complied in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost such stockholder’s rights to such appraisal and payment under the DGCL with respect to such Shares) will receive the same cash price payable for the Shares in the Offer;

•

the fact that, under certain circumstances, Purchaser must, at the election of Synthorx, extend the Offer for one or more periods if any Offer condition set forth in the Merger Agreement has not been satisfied or, to the extent permitted by the Merger Agreement, waived;

•

our Board’s belief that the Transactions are unlikely to be meaningfully delayed by antitrust review, the fact that Sanofi is obligated, subject to certain limitations, to use reasonable best efforts to obtain necessary regulatory approvals and that there is potentially a relatively short time frame before closing; and

•	the terms and conditions of the Merger Agreement, including the following related factors:

•	Sanofi’s ability to fund the Offer Price with cash, and there being no financing condition;

•

the fact that the nature of the conditions to Sanofi’s obligations to consummate the Offer and the other Transactions, including the definition of “Material Adverse Effect”, provide a high degree of likelihood that the Offer and the Merger will be consummated;

•

the fact that although Synthorx is prohibited from soliciting any acquisition proposal, the Merger Agreement permits our Board, subject to compliance with certain procedural requirements (including that the Board determine in good faith, after consultation with its financial advisor and outside legal counsel, that an unsolicited acquisition proposal constitutes, or could reasonably be expected to lead to, a “superior offer”), (i) to furnish information with respect to Synthorx to a person making such unsolicited acquisition proposal and (ii) to participate in discussions or negotiations with the person making such unsolicited acquisition proposal;

•

our Board’s belief, after discussion with representatives of Cooley, that the termination fee of $94 million was reasonable in light of the negotiation process that led to the execution of the Merger Agreement, as well as of the terms of the Merger Agreement itself, and is comparable to termination fees in similarly-sized transactions;

•

the ability of our Board under the Merger Agreement to withdraw or modify its recommendation that Synthorx’s stockholders accept the Offer and tender their Shares in certain circumstances (subject to Sanofi’s right to negotiate adjustments to the Merger Agreement which would obviate the need for our Board to change its recommendation), including in connection with a superior offer, and Synthorx’s right to terminate the Merger Agreement in order to accept a superior offer and enter into a definitive agreement with respect to such superior offer, subject to payment of a termination fee, and the related ability for any other party to approach Synthorx if such party is potentially interested in such a transaction subject to the terms and conditions of the Merger Agreement; and

•	the availability of statutory appraisal rights to Synthorx’s stockholders who do not tender their shares in the Offer and otherwise comply with all required procedures under the DGCL.

Our Board also considered a variety of risks and other potentially negative reasons in determining whether to approve the Merger Agreement and the Transactions, including the following (not necessarily in order of relative importance):

•

the fact that the Offer Price, while providing relative certainty of value, would not allow Synthorx’s stockholders to participate in the possible growth and potential future earnings of Synthorx following the completion of the Transactions, including positive outcomes in the pre-clinical and clinical trials and FDA approval process for Synthorx’s product development candidates, which could result if Synthorx had remained an independent, publicly traded company;

•

the fact that Synthorx may experience disruptions to its business operations and future prospects, including its relationships with its employees, vendors and partners and others that do business or may do business in the future with Synthorx;

•

the interests of our executive officers and directors and the fact that our executive officers and directors may be deemed to have interests in the Transactions, including the Offer and the Merger, that may be different from or in addition to those of our stockholders, generally, as described under “Item 6. Interest in Securities of the Subject Company” below;

•

the costs involved in connection with entering into and completing the Transactions and related actions, the time and effort of our management and certain other employees required to complete the Transactions and the related actions, and the related disruptions or potential disruptions to our business operations and future prospects;

•

the risk that the Offer and other Transactions are not consummated in a timely manner or at all, and the effect of a resulting public announcement of the termination of the Merger Agreement (other than in connection with a superior offer) on:

•

the trading price of Synthorx’s common stock, which could be adversely affected by many factors, including (i) the reason the Merger Agreement was terminated and whether such termination results from factors adversely affecting Synthorx, (ii) the possibility that the marketplace would consider Synthorx to be an unattractive acquisition candidate and (iii) the possible sale of Shares by short-term investors following the announcement of termination of the Merger Agreement;

•	Synthorx’s ability to attract and retain key personnel and other employees;

•

Synthorx’s relationships with its employees, vendors and partners and others that do business or may do business in the future with Synthorx, including management and certain other employees who will have expended considerable time and effort to consummate the Transactions; and

•

Synthorx’s operating results, particularly in light of the significant transaction and opportunity costs expended attempting to consummate the Transactions and the potential requirement to pay a termination fee of $94 million;

•

the effect of the non-solicitation provisions of the Merger Agreement that restrict Synthorx’s ability to solicit or, subject to certain exceptions, engage in discussions or negotiations with third parties regarding a proposal to acquire Synthorx, and the fact that, upon termination of the Merger Agreement under certain specified circumstances, Synthorx will be required to pay a termination fee of $94 million, which could discourage certain alternative proposals for an acquisition of Synthorx within nine months of the date of termination of the Merger Agreement or adversely affect the valuation that might be proposed by a third party;

•	the fact that the gain realized by Synthorx’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes;

•	the fact that all conditions to the parties’ obligations to complete the Offer and the Merger must be satisfied or, to the extent permitted, waived;

•	the risk of litigation against Synthorx and/or its directors relating to the Transactions; and

•

the effect of the restrictions in the Merger Agreement on the conduct of Synthorx’s business prior to the consummation of the Merger, which may delay or prevent Synthorx from undertaking business opportunities that may arise prior to the consummation of the Merger or any other action Synthorx would otherwise take with respect to the operations of Synthorx absent the pending Merger.

Our Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger were outweighed by the potential benefits of the Offer and Merger. Our Board collectively reached the unanimous conclusion to approve the Merger Agreement and the Transactions in light of these various factors.

The foregoing discussion of our Board’s reasons for its recommendation to accept the Offer is not meant to be exhaustive, but addresses the material information and factors considered by our Board in connection with its recommendation. In view of the wide variety of factors considered by our Board in connection with the evaluation of the Offer and the complexity of these matters, our Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, our directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of our Board may have been influenced to a greater or lesser degree by different factors. In arriving at their respective recommendations, the members of our Board considered the interests of our executive officers and directors as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above.

(iii) Certain Financial Projections

Synthorx does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and projections.

In connection with Synthorx’s evaluation of the Merger, our management prepared certain unaudited prospective financial information for Synthorx for the calendar years 2020 through 2041 (the “Projections”). Our management prepared the Projections on a standalone basis without giving effect to the Merger, and made the Projections available to our Board on November 29, 2019 in connection with its review and evaluation of the Merger. Our Board also provided the Projections to Centerview and directed Centerview to use them in connection with the rendering of its opinion to our Board on December 6, 2019 and performing its related financial analyses, as described below under “—Opinion of Centerview Partners LLC.” The Projections were not provided to Sanofi or Purchaser in connection with their evaluation of the Transactions.

The information set forth below is included solely to give Synthorx stockholders access to certain financial projections that were made available to our Board and Centerview and is not included in this Schedule 14D-9 in order to influence any stockholder’s decision to tender Shares in the Offer or for any other purpose.

The Projections were prepared by management for internal use. The Projections were not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or United States generally accepted accounting principles (“GAAP”). Neither our independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.

The Projections include earnings before interest and taxes which is a non-GAAP financial measure and unlevered free cash flow, which is also a non-GAAP financial measure. Due to the forward-looking nature of these projections, specific quantifications of the amounts that would be required to reconcile such projections to GAAP measures are not available and our management believes that it is not feasible to provide accurate forecasted non-GAAP reconciliations. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by our management may not be comparable to similarly titled amounts used by other companies.

The Projections reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the Projections should not be regarded as an indication that Synthorx or anyone who received the Projections then considered, or now considers, the Projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. Our management views the Projections as being subject to inherent risks and uncertainties associated with such long-range projections.

The Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Synthorx in our public filings with the SEC. The Projections do not take into account any circumstances or events occurring after the date they were prepared, including any potential changes resulting from the Offer or the Merger. Further, the Projections do not take into account the effect of any failure of the Offer or the Merger to be consummated and should not be viewed as accurate or continuing in that context.

The Projections were created by our management based on their assumptions about Synthorx’s business, including with respect to our Expanded Genetic Alphabet platform, the THOR-707 clinical program and Synthorx’s pre-clinical platform, including the THOR-809 pre-clinical program, and including the assumptions that Synthorx will (a) enter into a worldwide partnership for THOR-707 in all indications and (i) record all product revenue in the United States, (ii) retain a 50% profit share in United States, (iii) receive royalty rights in revenue outside of the United States and (iv) receive certain upfront and milestone payments, and (b) enter a worldwide partnership for THOR-809 and (i) receive an upfront payment and (ii) receive certain milestone and royalty payments. The assumptions also reflect expected research and development, sales and marketing and general administrative expenses, and certain risk-based adjustments based on our management’s subjective judgment. The Projections further reflect numerous estimates and assumptions made by our management with respect to general economic, competitive, regulatory, reimbursement and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Synthorx’s control.

The following table sets forth a summary of the Projections:

Projections

(dollars in millions) (1)

	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
Total Net Revenue (2)	$450	$29	$11	$57	$70	$269	$457	$649	$837	$1,034	$1,086

Net Revenue Attributable to Synthorx Excluding Upfronts and Milestones (3)	—	—	—	16	36	122	227	341	442	548	580

EBIT (4)	$361	($100)	($120)	($29)	($53)	$54	$134	$218	$311	$407	$435

	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E
Total Net Revenue (2)	$1,127	$1,170	$1,213	$1,259	$1,306	$1,355	$1,406	$1,459	$1,228	$229	$46

Net Revenue Attributable to Synthorx Excluding Upfronts and Milestones (3)	602	623	646	669	693	718	744	771	656	114	23

EBIT (4)	$453	$470	$488	$507	$526	$547	$568	$589	$502	$89	$18

In addition, at the direction of Synthorx management, Centerview calculated, from the Projections, unlevered free cash flow as set forth below for use in certain of its financial analyses. In addition to certain assumptions about tax rates and tax assets, the calculation of unlevered free cash flow includes estimated capital expenditures, depreciation and amortization, and changes in net working capital, and excludes platform revenues and expenses.

	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
EBIT Excluding Platform (5)	$239	($82)	($72)	($35)	($53)	$54	$128	$215	$306	$401	$428

Tax Expense (if Profitable) (6)	(50)	—	—	—	—	(11)	(27)	(45)	(64)	(84)	(90)

Capital Expenditures	(1)	(5)	(10)	(5)	(5)	(5)	(5)	(6)	(6)	(6)	(6)

Depreciation & Amortization	1	5	10	5	5	5	5	6	6	6	6

Change in Net Working Capital	(9)	(9)	(15)	(2)	(2)	(8)	(9)	(10)	(9)	(9)	(2)

Unlevered Free Cash Flow (7)	$180	($90)	($87)	($36)	($55)	$34	$92	$160	$233	$308	$336

	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E
EBIT Excluding Platform (5)	$444	$462	$479	$498	$517	$537	$558	$579	$492	$89	$18

Tax Expense (if Profitable) (6)	(93)	(97)	(101)	(105)	(109)	(113)	(117)	(122)	(103)	(19)	(4)

Capital Expenditures	(6)	(7)	(7)	(7)	(7)	(7)	(8)	(8)	(8)	(8)	(9)

Depreciation & Amortization	6	7	7	7	7	7	8	8	8	8	9

Change in Net Working Capital	(2)	(2)	(2)	(2)	(2)	(2)	(3)	(3)	12	47	9

Unlevered Free Cash Flow (7)	$349	$363	$376	$391	$406	$422	$438	$455	$400	$117	$23

(1)	Assumes an estimated cash balance of $137 million and no debt as of December 31, 2019.
(2)	Assumes Synthorx records 100% of THOR-707 product revenue in the United States and includes upfront, milestone and royalty payments from partnering transactions.
(3)	Represents net revenue adjusted for 50% of THOR-707 product revenue in the United States and reflecting the assumed 50% profit share under a global partnering deal.
(4)

EBIT (i.e., earnings before interest and taxes) refers to Synthorx’s gross profit less total operating expenses (including research and development expense, sales and marketing expense, and general and administrative expense), including the impact of the assumed THOR-707 United States profit share.

(5)

Excludes revenues and expenses associated with Synthorx’s pre-clinical programs and platform, including THOR-809, and, for the avoidance of doubt, includes upfront and milestone payments for the THOR-707 clinical program.

(6)	Tax rate of 21% and excludes impact of net operating losses.
(7)

Unlevered Free Cash Flow was calculated as EBIT less tax expense, less capital expenditures, plus depreciation and amortization, less changes in net working capital. Non-cash compensation based expense is treated as a cash expense.

(iv) Opinion of Centerview Partners LLC

Synthorx retained Centerview Partners LLC, which is referred to in this Schedule 14D-9 as “Centerview,” as exclusive financial advisor to Synthorx in connection with the proposed Transactions. In connection with this engagement, the Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than (i) Shares held by Synthorx or any of its subsidiaries, (ii) Shares held by Sanofi, Purchaser or any of their respective subsidiaries and (iii) Dissenting Shares (together with any Shares held by any affiliate of Synthorx or Sanofi, collectively, the “Excluded Shares”)) of the $68.00 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Merger Agreement. On December 6, 2019, Centerview rendered to the Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated December 6, 2019 that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the $68.00 per Share in cash, without interest, proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated December 6, 2019 which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex I and is incorporated herein by reference. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the $68.00 per Share in cash, without interest, to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of Synthorx as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement dated December 6, 2019, referred to in this summary of Centerview’s opinion as the “Draft Merger Agreement”;

•	the Registration Statement on Form S-1 of Synthorx, dated November 13, 2018, as amended;

•	the Annual Report on Form 10-K of Synthorx for the year ended December 31, 2018;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Synthorx;

•	certain publicly available research analyst reports for Synthorx;

•	certain other communications from Synthorx to its stockholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Synthorx, including certain financial forecasts, analyses and projections relating to Synthorx prepared by management of Synthorx and furnished to Centerview by Synthorx for purposes of Centerview’s analysis, which internal information is collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of Synthorx regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for Synthorx and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with Synthorx’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at Synthorx’s direction, that the Internal Data (including, without limitation, the Projections) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Synthorx as to the matters covered thereby and Centerview relied, at Synthorx’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at Synthorx’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Synthorx, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Synthorx. Centerview assumed, at Synthorx’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at Synthorx’s direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of Synthorx, or the ability of Synthorx to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, Synthorx’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to Synthorx or in which Synthorx might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the $68.00 per Share in cash, without interest, to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of Synthorx or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Synthorx or any party, or class of such persons in connection with the Transactions, whether relative to the $68.00 per Share in cash, without interest, to be paid to the holders of the Shares pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’ written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of Synthorx as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Board in connection with Centerview’s opinion, dated December 6, 2019. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of Synthorx. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Synthorx or any other parties to the Transactions. None of Synthorx, Sanofi, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Synthorx do not purport to be appraisals or reflect the prices at which Synthorx may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 6, 2019 (the last trading day before the public announcement of the Transactions) and is not necessarily indicative of current market conditions.

Selected Public Company Analysis

Centerview reviewed certain financial information of Synthorx and compared it to corresponding financial information of certain publicly traded, early-stage biopharmaceutical companies that Centerview selected based on its experience and professional judgment (which are referred to as the “selected companies” in this summary of Centerview’s opinion). Although none of the selected companies is identical or directly comparable to Synthorx, they were chosen by Centerview, among other reasons, because they are publicly traded, early-stage oncology biopharmaceutical companies with certain operational, business and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of Synthorx.

However, because no selected company is identical or directly comparable to Synthorx, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business and/or financial characteristics of Synthorx and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from SEC filings and other data sources as of December 6, 2019, Centerview calculated, for each of the selected companies, the selected company’s enterprise value (calculated as the equity value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units and other convertible securities) plus the book value of debt and certain liabilities less cash and cash equivalents), as a multiple of Wall Street research analyst consensus estimated revenues for calendar year 2025 of such company. Such multiple is referred to, with respect to the selected companies, as the “2025 EV/REV Multiple.”

The selected companies are summarized below:

Selected Companies	Enterprise Value	2025E Revenue	2025 EV/REV Multiple
Zymeworks Inc.	$1,635	$258	6.3x
Constellation Pharmaceuticals, Inc.	1,519	558	2.7x
Arvinas, Inc.	1,315	310	4.2x
NextCure, Inc.	1,138	N/A	N/A
Fate Therapeutics, Inc.	793	456	1.7x
ZIOPHARM Oncology, Inc.	861	780	1.1x
IGM Biosciences, Inc.	487	N/A	N/A
Autolus Therapeutics plc	438	278	1.6x
Forty Seven, Inc.	467	380	1.2x
RAPT Therapeutics, Inc.	455	156	2.9x
Innate Pharma S.A.	240	184	1.3x
Median	$793	—	1.7x

Based on its analysis and other considerations that Centerview deemed relevant in its experience and professional judgment, Centerview selected a reference range of 2025 EV/REV Multiples of 2.0x to 5.5x. In selecting this range of 2025 EV/REV Multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and/or operating characteristics of Synthorx and the selected companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis. Applying this range of 2025 EV/REV Multiples to Synthorx’s estimated calendar year 2025 risk adjusted total net revenue attributable to Synthorx of $122 million (which assumes a THOR-707 50% profit share in United States and excludes upfront and milestone payments), as set forth in the Projections, adding it to Synthorx’s estimated net cash of $137 million as of December 31, 2019, as set forth in the Internal Data, and dividing by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options) as of December 6, 2019 and as set forth in the Internal Data, resulted in an implied per share equity value range for each Share of approximately $11.15 to $22.75, rounded to the nearest $0.05. Centerview then compared this range to the $68.00 per share in cash, without interest, proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Selected Precedent Transaction Analysis

Centerview reviewed and analyzed certain information relating to selected transactions involving early-stage biopharmaceutical companies that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to Synthorx and the Transactions. Although no company or transaction used in this analysis is identical or directly comparable to Synthorx or the Transactions, these transactions were selected, among other reasons, because their participants, size or other factors, for purposes of Centerview’s analysis, may be considered similar to the Transactions. Centerview used its experience and professional judgment and knowledge of these industries to select transactions that involved companies with certain operational, business and/or financial characteristics that, for purposes of this analysis, may be considered similar to certain characteristics of Synthorx.

However, because none of the selected transactions used in this analysis is identical or directly comparable to the Transactions, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected precedent transaction analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business or financial characteristics of Synthorx and each target company as well as the Transactions and the selected transactions that could affect the transaction values of each in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from SEC filings and other data sources as of December 6, 2019, Centerview calculated, for each selected transaction, the transaction value (calculated as the offer value, which means the equity value of common equity (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units and other convertible securities), plus the book value of debt and certain liabilities less cash and cash equivalents) implied for each target company based on the consideration payable in the applicable selected transaction, in each case excluding any contingent payments, which is referred to, with respect to the selected transactions, as “Transaction Value.”

The selected transactions considered in this analysis are summarized below (dollars in millions):

Date Announced	Target	Acquiror	Transaction Value (in millions)
09/30/14	Alios BioPharma, Inc.	Johnson & Johnson	$1,750
10/16/19	Achillion Pharmaceuticals, Inc.*	Alexion Pharmaceuticals, Inc.	735
09/08/10	ZymoGenetics, Inc.	Bristol-Myers Squibb Company	770
07/02/14	Seragon Pharmaceuticals Inc.*	Roche Holding AG	725
06/17/13	Aragon Pharmaceuticals, Inc.*	Johnson & Johnson	650
Median			$735

*	Indicates transactions with contingent consideration. Transaction Values exclude contingent payments.

Based on its analysis and other considerations that Centerview deemed relevant in its experience and professional judgment, Centerview selected a reference range of Transaction Values of $650 million to $800 million. In selecting this range of Transaction Values, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and/or operating characteristics of Synthorx and the target companies included in the selected transactions, as well as the Transactions and the selected transactions, and other factors that could affect each transaction or other values in order to provide a context in which to consider the results of the quantitative analysis. Applying this range of Transaction Values and adding it to Synthorx’s estimated net cash of $137 million as of December 31, 2019, as set forth in the Internal Data, and dividing by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options) as of December 6, 2019 and as set forth in the Internal Data, resulted in an implied per share equity value range for each Share of approximately $22.20 to $26.25, rounded to the nearest $0.05. Centerview then compared this range to the $68.00 per share in cash, without interest, proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of Synthorx based on the Projections and the calculations of risk adjusted, after-tax unlevered free cash flows set forth in “—Certain Financial Projections”. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of December 31, 2019 using discount rates ranging from 12.5% to 14.5% (reflecting Centerview’s analysis of Synthorx’s weighted average cost of capital) and the mid-year convention: (i) the forecasted risk adjusted, after-tax unlevered free cash flows of Synthorx over the period beginning on January 1, 2020 and ending on December 31, 2041 (excluding revenues and expenses associated with Synthorx’s platform), utilized by Centerview as set forth in “—Certain Financial Projections”, (ii) an implied terminal value of

Synthorx, calculated by Centerview by assuming that Synthorx’s after-tax unlevered free cash flows would decline in perpetuity after December 31, 2041 at a rate of 80% year-over-year and (iii) tax savings from usage of Synthorx’s estimated federal net operating losses of approximately $32.9 million as of December 31, 2018 and future losses as set forth in the Projections and (b) adjusting for (i) Synthorx’s estimated net cash balance of $137 million as of December 31, 2019, as set forth in the Internal Data, and (ii) the value of Synthorx’s platform based on the median pre-money enterprise valuation of a select set of pre-clinical companies in initial public offerings from 2017 to 2019 year to date.

The initial public offerings considered in the analysis of Synthorx’s platform are summarized below (dollars in millions):

Issuer	Offer Date	Pre-Money Enterprise Value
TFF Pharmaceuticals, Inc.	10/25/19	$54
Morphic Holding, Inc.	07/01/19	183
Atreca, Inc.	06/20/19	229
Prevail Therapeutics	06/20/19	353
Axcella Health Inc.	05/09/19	322
LogicBio Therapeutics	10/19/18	126
Arvinas Inc.	09/26/18	295
Rubius Therapeutics	07/18/18	1,319
Cue Biopharma, Inc.	12/27/17	81
Krystal Biotech, Inc.	09/19/17	53

Median		$206

Centerview divided the result of the foregoing calculations by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options) as of December 6, 2019 and as set forth in the Internal Data, resulting in an implied per share equity value range for each Share of approximately $33.30 to $38.50, rounded to the nearest $0.05. Centerview then compared this range to the $68.00 per share in cash, without interest, proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Other Factors

Centerview noted for the Board certain additional factors solely for informational purposes, including, among other things, the following:

•

Historical closing trading prices of the Shares during the 52-week period ended December 6, 2019 (the last trading day before the public announcement of the Transactions), which reflected low and high closing prices for the Shares during this 52-week period of $11.49 and $25.03 per Share.

•	Stock price targets for the Shares in publicly available Wall Street research analyst reports, which indicated low and high stock price targets for the Shares ranging from $23.00 to $35.00 per Share.

•

An analysis of premiums paid in the selected precedent transactions involving early-stage biopharmaceutical companies, as set forth above in “— Summary of Centerview Financial Analysis — Selected Precedent Transaction Analysis”, for which premium data was available. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target company’s common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its experience and professional judgment, Centerview applied a range of 70% to 90% to the closing price of the Shares on December 6, 2019 (the last trading day before the public announcement of the Transactions) of $25.03, which resulted in an implied price range of approximately $42.55 to $47.55 per Share, rounded to the nearest $0.05.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Board or management of Synthorx with respect to the $68.00 per Share in cash, without interest, proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement or as to whether the Board would have been willing to determine that a different consideration was fair. The consideration for the Transactions was determined through arm’s-length negotiations between Synthorx and Sanofi and was approved by the Board. Centerview provided advice to Synthorx during these negotiations. Centerview did not, however recommend any specific amount of consideration to Synthorx or the Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, except for its current engagement, Centerview has not been engaged to provide financial advisory or other services to Synthorx, and Centerview did not receive any compensation from Synthorx during such period. In the two years prior to the date of its written opinion, Centerview has not been engaged to provide financial advisory or other services to Sanofi, and Centerview did not receive any compensation from Sanofi during such period. Centerview may provide financial advisory and other services to or with respect to Synthorx or Sanofi or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Synthorx, Sanofi or any of their respective affiliates, or any other party that may be involved in the Transactions.

The Board selected Centerview as its exclusive financial advisor in connection with the Transactions based on Centerview’s reputation, industry experience and expertise in mergers and acquisitions, as well as its familiarity with Synthorx, in part, based upon Centerview’s prior contact in connection with various strategic opportunities (which for the avoidance of doubt did not result in an engagement of Centerview) and because Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Centerview’s services as the exclusive financial advisor to Synthorx, Synthorx has agreed to pay Centerview an aggregate fee of approximately $44 million, $1 million of which was payable upon the rendering of Centerview’s opinion and approximately $43 million of which is payable contingent upon consummation of the Transactions. In addition, Synthorx has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

(v) Intent to Tender

As of December 18, 2019, our directors and executive officers, as a group, beneficially owned 16,632,348 Shares (excluding shares of capital stock of Synthorx issuable upon the exercise of Stock Options and settlement of RSUs), representing approximately 51.3% of the then outstanding Shares. To our knowledge, after making reasonable inquiry, all of our executive officers and directors currently intend to tender, or cause to be tendered pursuant to the Offer, all Shares held of record and beneficially by such persons immediately prior to the expiration of the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Person/Assets Retained, Employed, Compensated or Used.

Pursuant to Centerview’s engagement letter with Synthorx, Synthorx retained Centerview as its exclusive financial advisor in connection with the Offer and the Merger and to render Centerview’s opinion to the Board referred to in “Item 4. The Solicitation or Recommendation” above. Centerview’s opinion to the Board does not constitute a recommendation to any stockholder of Synthorx as to whether that stockholder should tender Shares pursuant to the Offer or how that stockholder should act on any matter relating to the Offer or the Merger. In connection with Centerview’s services as the exclusive financial advisor to the Company, the Company has agreed to pay Centerview an aggregate fee of approximately $44 million, $1 million of which was payable upon the rendering of Centerview’s opinion and approximately $43 million of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Neither Synthorx nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Synthorx on its behalf with respect to the Offer, the Merger or related matters.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to our Shares have been effected by us or, to our knowledge after making reasonable inquiry, by any of our executive officers, directors or affiliates during the 60 days prior to the date of this Schedule 14D-9, except for the following purchases pursuant to our ESPP on the December 13, 2019 purchase date thereunder, in each case at a purchase price of $9.35 per Share:

•	577 Shares by Dr. Shawver; and

•	1,662 Shares by Dr. Leveque.

Item 7. Purposes of the Transaction and Plans or Proposals.

(a) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by us in response to the Offer which relate to a tender offer or other acquisition of our securities by Synthorx, any subsidiary of Synthorx or any other person.

(b) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by us in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Synthorx or any subsidiary of Synthorx, (ii) any purchase, sale or transfer of a material amount of assets of Synthorx or any subsidiary of Synthorx, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Synthorx.

(c) We have agreed that from the date of the Merger Agreement to the Effective Time or the date, if any, on which the Merger Agreement is terminated, we will not, among other matters, solicit alternative acquisition offers. In addition, we have agreed to certain procedures that we must follow in the event Synthorx receives an unsolicited acquisition proposal. The information set forth in Section 11 (The Merger Agreement; Other Agreements) of the Offer to Purchase under the heading “No Solicitation” is incorporated herein by reference.

(d) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of our Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this “Item 7. Purposes of the Transaction and Plans or Proposals.”

Item 8. Additional Information.

Conditions to the Offer

The information set forth in Section 15 (Conditions of the Offer) of the Offer to Purchase is incorporated herein by reference.

Stockholder Approval Not Required

On December 6, 2019, our Board unanimously (a) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Synthorx and its stockholders, (b) approved the execution, delivery and performance by Synthorx of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (c) agreed that the Merger shall be effected under Section 251(h) and other relevant provisions of the DGCL and, (d) resolved to recommend that the stockholders of Synthorx tender their Shares to Purchaser pursuant to the Offer.

If Purchaser acquires, pursuant to the Offer, a number of Shares that, when considered together with all other Shares (if any) otherwise beneficially owned by Sanofi or any of its wholly owned subsidiaries (including Purchaser), represent at least one more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer, Purchaser will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by our stockholders.

State Takeover Laws

A number of states (including Delaware, where we are incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.”

In accordance with the provisions of Section 203 of the DGCL, our Board has approved the Merger Agreement and the Transactions, as described in “Item 4. The Solicitation or Recommendation” above, for purposes of Section 203 of the DGCL.

Notice of Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of Synthorx who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to receive appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL. Stockholders should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex II. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that Synthorx will take no action to perfect any appraisal rights of any stockholder.

Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•

prior to the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9, deliver to Synthorx at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Synthorx of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer;

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Synthorx, Inc., 11099 N. Torrey Pines Road, Suite 190, La Jolla, California 92037. Attention: Chris Kuhlen, Corporate Secretary. The demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stockholder’s certificates (whether in book entry or on physical certificates) evidencing such stockholder’s

Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.

A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court of Chancery (the “Delaware Court”) demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Synthorx is under no obligation to and has no present intention to file a petition and holders should not assume that Synthorx will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares (a “Dissenting Stockholder,” and such Shares, “Dissenting Shares”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time, the Shares were listed on a national securities exchange, the Delaware Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.

The Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court, and (2) interest theretofore accrued, unless paid at that time.

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.

Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Legal Proceedings

There are currently no legal proceedings relating to the Offer or the Merger.

Antitrust Compliance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the related rules and regulations that have been issued by the U.S. Federal Trade Commission (the “FTC”), certain acquisitions of voting securities or assets may not be consummated until Premerger Notification and Report Forms have been filed for review by the FTC and the Antitrust Division and certain waiting period requirements have been satisfied. These requirements apply to the acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares may not be completed until the expiration of a 15-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Each of Sanofi and Synthorx intend to file their Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger such that the waiting period will expire before or on January 22, 2019, unless earlier terminated by the FTC and the Antitrust Division, the parties agree to extend the waiting period by 15 days through the pulling and refiling of Sanofi’s Premerger Notification and Report Form, or Sanofi receives a request for additional information or documentary material prior to that time. Expiration or termination of the HSR Act’s waiting period is a condition to the consummation of the Offer.

In addition to the filing under the HSR Act, the U.S. federal antitrust agencies, foreign competition enforcers, U.S. state attorneys general, or private persons may bring legal action under the antitrust laws seeking to enjoin the transaction, seeking to add conditions to the completion of the Offer or, if Shares have already been acquired, seeking to require disposition of such Shares. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action results in a judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the acquisition of Shares in the Offer or Merger Sanofi may not be obligated to consummate the Offer or Merger.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains forward-looking statements. Forward-looking statements are statements that are not historical facts and may include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will be” and similar expressions. Although Synthorx’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Synthorx, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, risks relating to the ability to complete and the timing of completion of the transactions contemplated by the Merger Agreement including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. Completion of the Offer and Merger are subject to conditions, including satisfaction of a minimum tender condition, and there can be no assurance that those conditions can be satisfied or that the Offer or the Merger will be completed in the timeframe expected by the parties or at all.

The forward-looking statements contained in this Schedule 14D-9 are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer or the Merger; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; uncertainties regarding the two companies’ ability to successfully develop and market both new and existing products and product candidates; uncertainties relating to the anticipated timing of filings and approvals relating to the Transactions; the outcome of legal proceedings that may be instituted against Synthorx and/or others relating to the Transactions; and the effects of disruption from the Transactions of Synthorx’s business and the fact that the announcement and pendency of the Transactions may make it more difficult to establish or maintain relationships with employees or vendors. While the list of factors presented here is representative, no list should be considered a statement of all potential risks, uncertainties or assumptions that could have a material adverse effect on the companies’ consolidated financial condition or results of operations. The foregoing factors should be read in conjunction with the risks and cautionary statements discussed or identified in Synthorx’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC, as well as the Tender Offer Statement on Schedule TO and other tender offer documents filed by Purchaser and Sanofi.

All of these materials related to the Transactions (and all other transaction documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors may also obtain free copies of the documents filed by Synthorx with the SEC by contacting Investor Relations at 11099 N. Torrey Pines Road, Suite 190, La Jolla, California 92037, phone (858) 750-4715 or by email at ir@synthorx.com, or through Synthorx’s Investors & Media page at www.synthorx.com. The reader is cautioned not to unduly rely on these forward-looking statements. Any forward-looking statements in this Schedule 14D-9 are based on information known to Synthorx on the date hereof. Synthorx does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Item 9. Exhibits.

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated December 23, 2019 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Sanofi and Thunder Acquisition Corp. filed December 23, 2019 (the “Schedule TO”)).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(4)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(5)	Joint Press Release issued by Sanofi and Synthorx, dated December 8, 2019 (incorporated by reference to Exhibit 99.1 to Synthorx’s Current Report on Form 8-K (No. 001-38756) filed December 9, 2019).

(a)(6)	Summary Advertisement as published in the Wall Street Journal on December 23, 2019 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(7)	Letter to Synthorx employees, first made available on December 8, 2019 (incorporated by reference to Exhibit 99.2 to Synthorx’s Current Report on Form 8-K (No. 001-38756) filed December 9, 2019).

(a)(8)	Synthorx employee FAQs, first made available on December 9, 2019 (incorporated by reference to Exhibit (i) to Schedule 14D-9C (No.) filed December 9, 2019).

(a)(9)	Letter to Synthorx employees from Sanofi, first made available on December 9, 2019 (incorporated by reference to Exhibit (ii) to the Schedule 14D-9C filed on December 9, 2019).

(a)(10)	Social media content issued by Sanofi on December 9, 2019 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO).

(a)(11)	Investor Presentation dated as of December 10, 2019 (incorporated by reference to Exhibit (a)(5)(H) to the Schedule TO).

(a)(12)	Press release issued by Sanofi, dated December 23, 2019 (incorporated by reference to Exhibit (a)(5)(l) to the Schedule TO).

(a)(13)	Opinion of Centerview Partners LLC, dated December 6, 2019 (included as Annex I to this Schedule 14D-9).

(e)(1)

Agreement and Plan of Merger, dated as of December 7, 2019, among Synthorx, Sanofi and Thunder Acquisition Corp. (incorporated by reference to Exhibit 2.1 to Synthorx’s Current Report on Form 8-K (No. 001-38756) filed December 9, 2019).

(e)(2)	Definitive Proxy Statement of Synthorx on Schedule 14A (incorporated by reference to Synthorx’s Form DEF 14A filed April 24, 2019).

(e)(3)

Synthorx, Inc. 2018 Equity Incentive Plan and Forms of Stock Option Grant Notice, Option Agreement, Notice of Exercise, Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement thereunder (incorporated by reference to Exhibit 99.2 to the Registrant’s Registration Statement on Form S-8 (No. 333-228861), filed December 17, 2018).

(e)(4)

Synthorx, Inc. 2014 Equity Incentive Plan, and Forms of Option Grant Notice, Option Agreement, Notice of Exercise and Early Exercise thereunder (incorporated by reference to Exhibit 10.2 to Synthorx’s Registration Statement on Form S-1, as amended (No. 333-228355), filed November 13, 2018).

(e)(5)	Synthorx, Inc. 2018 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 to Synthorx’s Registration Statement on Form S-1, as amended (No. 333-228355), filed November 27, 2018).

Exhibit No.	Description

(e)(6)	Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.6 to Synthorx’s Registration Statement on Form S-1, as amended (No. 333-228355), filed November 27, 2018).

(e)(7)

Offer Letter Agreement, dated July 20, 2018, by and between Synthorx and Joseph A. Leveque (incorporated by reference to Exhibit 10.14 to Synthorx’s Registration Statement on Form S-1, as amended (No. 333-228355), filed November 13, 2018).

(e)(8)

Offer Letter Agreement, dated October 19, 2017, by and between Synthorx and Laura Shawver, Ph.D. (incorporated by reference to Exhibit 10.12 to Synthorx’s Registration Statement on Form S-1, as amended (No. 333-228355), filed November 13, 2018).

(e)(9)

Synthorx, Inc. 2018 Change in Control and Severance Benefit Plan, adopted October 11, 2018 (incorporated by reference to Exhibit 10.5 to Synthorx’s Registration Statement on Form S-1, as amended (No. 333-228355), filed November 13, 2018).

(e)(10)

Support Services Agreement, dated October 10, 2017, by and between Synthorx and COI Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.10 to Synthorx’s Registration Statement on Form S-1, as amended (File No. 333-228355), filed November 13, 2018).

(e)(11)

Employment Agreement, dated July 14, 2017, by and between Synthorx and Marcos E. Milla, Ph.D. (incorporated by reference to Exhibit 10.13 to Synthorx’s Registration Statement on Form S-1, as amended (No. 333-228355), filed November 13, 2018).

(e)(12)

Form of Indemnity Agreement by and between Synthorx and its directors and officers (incorporated by reference to Exhibit 10.1 to Synthorx’s Registration Statement on Form S-1, as amended (No. 333-228355), filed November 13, 2018).

(e)(13)	Confidentiality Agreement, dated December 3, 2019, between Synthorx and Sanofi.

(e)(14)	Exclusivity Agreement, dated December 3, 2019, between Synthorx and Sanofi.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SYNTHORX, INC.

By:	/s/ Laura Shawver, Ph.D.
Name:	Laura Shawver, Ph.D.
Title:	President and Chief Executive Officer

Dated: December 23, 2019

Annex I — Opinion, dated December 6, 2019, of Centerview Partners LLC.

Annex II — Section 262 of the Delaware General Corporation Law

Annex I

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

December 6, 2019

The Board of Directors

Synthorx, Inc.

11099 North Torrey Pines Road, Suite 190

La Jolla, CA 92037

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, $0.001 par value per share, including the Restricted Shares (as defined in the Agreement) (the “Shares”) (other than Excluded Shares, as defined below), of Synthorx, Inc., a Delaware corporation (the “Company”), of the $68.00 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among Sanofi, a French société anonyme (“Parent”), Thunder Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), and the Company. The Agreement provides (i) for Purchaser to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $68.00 per Share, net to the seller in cash without interest, for each Share accepted and (ii) that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share as of the effective time of the Merger (other than (i) Shares held by the Company or any of its Subsidiaries (as defined in the Agreement), (ii) Shares held by Parent, Purchaser or any of their respective Subsidiaries and (iii) Dissenting Shares (as defined in the Agreement) (the shares referred to in the foregoing clauses (i) through (iii), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive $68.00 per Share in cash, without interest, (the $68.00 per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as exclusive financial advisor to the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our

31 WEST 52ND STREET, 22ND FLOOR, NEW YORK, NY 10019

PHONE: (212) 380-2650    FAX: (212) 380-2651    WWW.CENTERVIEWPARTNERS.COM

NEW YORK    ●    LONDON    ●    SAN FRANCISCO    ●    PALO ALTO    ●    LOS ANGELES

The Board of Directors

Synthorx, Inc.

December 6, 2019

current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we have not been engaged to provide financial advisory or other services to Parent, and we have not received any compensation from Parent during such period. We may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated December 6, 2019 (the “Draft Agreement”); (ii) an Annual Report on Form 10-K of the Company for the year ended December 31, 2018; (iii) the Company’s registration statement on Form S-1, dated November 13, 2018, as amended; (iv) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (v) certain publicly available research analyst reports for the Company; (vi) certain other communications from the Company to its stockholders; and (vii) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other

The Board of Directors

Synthorx, Inc.

December 6, 2019

change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

CENTERVIEW PARTNERS LLC

Annex II

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, APPRAISAL RIGHTS

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)

Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)

Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.

Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.

Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)

In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)

In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1)

If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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